UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K/A

(Amendment No. 1)

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CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 7, 2025

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CoreWeave, Inc.

(Exact Name of Registrant as Specified in its Charter)

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Delaware	001-42563	82-3060021
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

290 W Mt. Pleasant Ave., Suite 4100 Livingston, NJ	07039 (Zip Code)
(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (973) 270-9737

____________________________

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A Common Stock, $0.000005 par value per share	CRWV	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

On July 7, 2025, CoreWeave, Inc., a Delaware corporation (“Parent”) filed a current report on Form 8-K (the “Original Form 8-K Filing”) announcing, among other things, entry into the Merger Agreement (as defined below). This current report on Form 8-K/A (this “Amendment”) is being filed solely to amend the Original Form 8-K Filing to provide a summary and description of the Merger (as defined below) and the Merger Agreement (as defined below).

Item 1.01.	Entry into a Material Definitive Agreement.

On July 7, 2025, Parent entered into an Agreement and Plan of Merger (the “Merger Agreement”) among Parent, Miami Merger Sub I, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”) and Core Scientific, Inc., a Delaware corporation (the “Company”), pursuant to which at the Effective Time, Merger Sub will merge with and into the Company (the “Merger”), with Miami surviving as a wholly owned Subsidiary of Parent (the “Surviving Corporation”). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement.

Merger Consideration

Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, by virtue of the Merger, each share of common stock of the Company, $0.00001 par value per share (“Company Common Stock”) (other than each share of Company Common Stock held in treasury or held or owned by the Company, Parent or Merger Sub immediately prior to the Effective Time), outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive 0.1235 fully paid and non-assessable shares of Class A common stock of Parent, $0.000005 par value per share (“Parent Class A Common Stock”) (such number of shares, the “Exchange Ratio,” and such consideration, the “Merger Consideration”).

Pursuant to the Merger Agreement, at or immediately prior to the Effective Time:

•	each award of restricted stock units of the Company (each a “Company RSU Award”) that is outstanding as of immediately prior to the Effective Time and held by certain specified individuals, including Adam Sullivan, Jim Nygaard and Todd DuChene (each, a “Specified Individual”) or a non-employee director of the Company will fully vest and be cancelled and converted automatically into the right to receive (without interest and less applicable tax withholding) a number of fully paid and non-assessable shares of Parent Class A Common Stock equal to the product of (x) the total number of shares of Company Common Stock underlying such Company RSU Award as of immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio;

•	all other Company RSU Awards (other than Company PSU Awards) that are outstanding immediately prior to the Effective Time (each an “Unvested Company RSU Award”) will each be canceled and converted into a restricted stock unit award with respect to a number of shares of Parent Class A Common Stock equal to the product of (x) the total number of shares of Company Common Stock underlying such Company RSU Award as of immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio (each a “Parent Rollover RSU Award”), and the contractual obligations in respect of each Parent Rollover RSU Award will be subject to substantially the same terms and conditions (including any vesting and forfeiture conditions) as were applicable to the corresponding Company RSU Award prior to the Effective Time;

•	each Company RSU Award that vests or is earned subject to the achievement of performance conditions and that is outstanding immediately prior to the Effective Time (each a “Company PSU Award”) and held by a Specified Individual will fully vest and be cancelled and converted automatically into the right to receive (without interest and less applicable tax withholding) a number of fully paid and non-assessable shares of Parent Class A Common Stock equal to the product of (x) the total number of shares of Company Common Stock underlying such Company PSU Award as of immediately prior to the Effective Time (determined using a performance level of 300%), multiplied by (y) the Exchange Ratio;

•	all other Company PSU Awards that are outstanding immediately prior to the Effective Time will each be cancelled and converted into a time-based restricted stock unit award with respect to a number of shares of Parent Class A Common Stock equal to the product of (1) the total number of shares of Company Common Stock underlying a Company PSU Award as of immediately prior to the Effective Time (determined using a performance level of 300%) multiplied by (2) the Exchange Ratio (each a “Parent Rollover PSU Award”), and the contractual obligations in respect of each such Parent Rollover PSU Award will be subject to substantially the same terms and conditions (including any service-based vesting and forfeiture conditions) as were applicable to the corresponding Company PSU Award immediately prior to the Effective Time (other than the applicable performance conditions);

•	each option to purchase shares of Company Common Stock (each a “Company Option”) that is outstanding and unexercised as of immediately prior to the Effective Time that has a per share exercise price that is less than the Per Company Share Price (each an “In the Money Option”) will be cancelled and converted into the right to receive (without interest and less applicable tax withholding) a number of fully paid and non-assessable shares of Parent Class A Common Stock equal to (x) the quotient obtained by dividing (a) the product obtained by multiplying (A) the excess, if any, of the Per Company Share Price over the exercise price per share of Company Common Stock subject to such Company Option immediately prior to the Effective Time by (B) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time by (b) the Per Company Share Price multiplied by (y) the Exchange Ratio;

•	each Company Option that is not an In the Money Option and that is outstanding and unexercised as of immediately prior to the Effective Time will be cancelled at the Effective Time with no consideration payable in respect thereof; and

•	each (i) Tranche 1 Warrant shall become the right to receive a New Tranche 1 Warrant exercisable for a number of shares of Parent Class A Common Stock equal to (a) the number of Warrant Shares (as defined in the Company Warrant Agreement) underlying such Tranche 1 Warrant, multiplied by (b) the Exchange Ratio, with such New Tranche 1 Warrant having an exercise price equal to the Tranche 1 Exercise Price (as defined in the Company Warrant Agreement) in effect immediately prior to the Effective Time divided by the Exchange Ratio, and otherwise having terms substantially the same as the terms of the Tranche 1 Warrants and (ii) Tranche 2 Warrant shall become the right to receive a Converted Tranche 2 Warrant (as defined in the Company Warrant Agreement), which Converted Tranche 2 Warrant shall be exercisable for a number of Warrant Shares with an exercise price of $7.50 per Warrant Share (subject to adjustment as set forth in the Company Warrant Agreement and otherwise on the same terms as the Tranche 2 Warrants), which shall be converted into a New Tranche 2 Warrant exercisable for a number of shares of Parent Class A Common Stock equal to (a) the number of Warrant Shares underlying the Converted Tranche 2 Warrant, multiplied by (b) the Exchange Ratio, with such New Tranche 2 Warrant having an exercise price equal to $7.50 per Warrant Share divided by the Exchange Ratio, and otherwise having terms substantially the same as the terms of the Tranche 1 Warrants.

Company Convertible Notes

Subject to the terms and conditions set forth in the Merger Agreement, prior to the Effective Time, Parent will enter into one or more supplemental indentures to the Company’s Indenture, dated August 19, 2024, between the Company and U.S. Bank Trust Company, National Association, as trustee, as amended (the “Company 2029 Notes Indenture”), and the Indenture, dated December 5, 2024, between the Company and U.S. Bank Trust Company, National Association, as trustee, as amended (the “Company 2031 Notes Indenture,” and together with the Company 2029 Notes Indenture, the “Indentures”), pursuant to which the right of the holders of such then outstanding convertible notes to convert each $1,000 principal amount of such convertible notes into shares of Company Common Stock will be converted into a right to convert such principal amount of convertible notes into a number of shares of Parent Class A Common Stock as determined, after giving effect to the Exchange Ratio, in accordance with and as required by the terms of the Indentures.

Closing Conditions

The consummation of the Merger is subject to satisfaction or waiver of certain customary mutual closing conditions, including (1) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the issued and outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”), (2) the effectiveness of the Registration Statement on Form S-4 to be filed by Parent pursuant to which the shares of Parent Class A Common Stock to be issued in connection with the Merger will be registered with the U.S. Securities and Exchange Commission (the “SEC”), and the absence of any stop order suspending such effectiveness or proceeding for the purpose of suspending such effectiveness being issued by the SEC, (3) the expiration or termination of the waiting period (and any extension thereof, including any commitment to, or agreement with, any Governmental Body to delay the consummation of, or not to consummate before a certain date, the Merger) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (4) the absence of any injunction or other order issued by a Governmental Body enjoining, restraining, preventing or prohibiting and any applicable law prohibiting or making illegal, the consummation of the Merger and (5) the approval for listing on the Nasdaq Global Select Market of the shares of Parent Class A Common Stock to be issued in connection with the Merger. The obligation of each party to consummate the Merger is also conditioned upon (1) the other party having complied in all material respects with its pre-closing obligations and covenants under the Merger Agreement, (2) the accuracy of the representations and warranties of the other party in the Merger Agreement (subject to certain materiality qualifiers) and (3) the absence of a material adverse effect with respect to the other party since July 7, 2025.

Representations and Warranties and Covenants

The Merger Agreement contains customary representations and warranties from both the Company, on the one hand, and Parent and Merger Sub, on the other hand, and each party has agreed to customary covenants, including, among others, relating to the conduct of its business between the execution of the Merger Agreement and the Effective Time. In addition, subject to certain exceptions, the Company has agreed to covenants relating to the obligation to call a meeting of its stockholders to adopt the Merger Agreement.

Termination and Fees

The Merger Agreement contains termination rights for each of Parent and the Company, including, among others: (1) if any Order has become final and non-appealable or there is a law, in each case having the effect of permanently enjoining the consummation of the Merger or making the Merger illegal or otherwise prohibited; (2) if the consummation of the Merger does not occur on or before April 7, 2026, (3) if the Company Stockholder Approval was not obtained at the Company Stockholders Meeting and (4) subject to certain conditions, if the Company wishes to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal. Upon the termination of the Merger Agreement under specified circumstances, including, among others, the termination by the Company in the event of a change of recommendation by the Company’s board of directors or by the Company in order to enter into a definitive agreement with respect to a Superior Proposal, the Company would be required to pay Parent a termination fee of $270.0 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Additional Information

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Parent, Merger Sub or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Parent, Merger Sub or the Company or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Parent’s or the Company’s public disclosures.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Parent and the Company, Parent and the Company will file relevant materials with the SEC, including a registration statement on Form S-4 filed by Parent that will include a proxy statement of the Company that also constitutes a prospectus of Parent. A definitive proxy statement/prospectus will be mailed to stockholders of the Company. This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that Parent or the Company (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF PARENT AND THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about Parent or the Company, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by Parent will be available free of charge on Parent’s internet website at https://coreweave2025ipo.q4web.com/financials/sec-filings/ or by contacting Parent’s investor relations contact at investor-relations@coreweave.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at https://investors.corescientific.com/sec-filings/all-sec-filings. The information included on, or accessible through, Parent’s or the Company’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Parent, the Company, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 28, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1839341/000119312525065652/d925494ddef14a.htm), in its Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 27, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1839341/000162828025008302/core-20241231.htm) and in its Form 8-K, which was filed with the SEC on May 16, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1839341/000162828025026294/core-20250513.htm). Information about the directors and executive officers of Parent is set forth in Parent's Prospectus dated March 27, 2025, which was filed with the SEC on March 31, 2025 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (File No. 333-285512) (and which is available at https://www.sec.gov/Archives/edgar/data/1769628/000119312525067651/d899798d424b4.htm). These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Parent and the Company, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms, or at all, and timing of completion, including obtaining regulatory approvals that may be required on anticipated terms and the Company stockholder approval for the proposed transaction; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Parent and the Company to integrate their businesses successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against Parent, the Company or their respective directors and officers; the risk that disruptions from the proposed transaction will harm Parent’s or the Company’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; rating agency actions and Parent’s and the Company’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments and actions targeting public companies in the artificial intelligence, power, data center and crypto mining industries and changes in local, national or international laws, regulations and policies affecting Parent and the Company; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Parent’s and/or the Company’s financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact the Company’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against Parent or the Company and other political or security disturbances; dilution caused by Parent’s issuance of additional shares of its securities in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for power and other market or economic conditions that impact demand and pricing; changes in technical or operating conditions, including unforeseen technical difficulties; development delays at Parent and/or the Company data center sites, including any delays in the conversion of such sites from crypto mining facilities to high-performance computing sites; those risks described in the section titled “Risk Factors” in Parent’s Prospectus dated March 27, 2025, filed with the SEC on March 31, 2025 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (File No. 333-285512), Item 1A of Parent’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 15, 2025 and subsequent reports on Forms 10-Q and 8-K; those risks described in Item 1A of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 7, 2025, Item 1A of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 27, 2025 and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form S-4 and accompanying prospectus, available from the sources indicated above.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. You should not place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Parent’s or the Company’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Parent or the Company operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Parent nor the Company assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Parent’s or the Company’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of July 7, 2025, by and among CoreWeave, Inc., Miami Merger Sub I, Inc. and Core Scientific, Inc.
104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document.

* Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 7, 2025

COREWEAVE, INC.

By:	/s/ Michael Intrator
Name: Michael Intrator
Title: Chief Executive Officer